

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Daniel Leff
Chief Executive Officer
Waverley Capital Acquisition Corp. 1
535 Ramona Street
Suite #8
Palo Alto, CA 94301

> **Re: Waverley Capital Acquisition Corp. 1**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 9, 2021**
> **File No. 333-254842**

Dear Mr. Leff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 9, 2021

Dilution, page 87

1. We note your response to prior comment 3. It is unclear to us how you determined the amount of the increase attributable to public shareholders both with and without over-allotment. Please supplementally provide us with your calculations of these amounts.

Capitalization, page 90

2. Please revise the actual column as of March 31, 2021 to include the $170,000 in related party promissory notes payable as shown on your March 31, 2021 balance sheet.

<u>Financial Statements</u>
<u>Balance Sheets, page F-3</u>

3.	Please revise to present sub-totals that differentiate between current and non-current assets.

	You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

							Sincerely,

							Division of Corporation Finance
							Office of Technology

cc:	Raphael M. Russo